

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2013

<u>Via E-mail</u>
Suresh C. Senapaty
Chief Financial Officer and Director
Wipro Limited
Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India

    Re: Wipro Limited
          Form 20-F for the Fiscal Year Ended March 31, 2012
          Filed May 16, 2012
          File No. 001-16139

Dear Mr. Senapaty:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief